FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 January 2013

STATEMENT RE PRESS SPECULATION

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

HSBC Holdings plc ("HSBC") notes the recent publication of several press articles regarding the proposed sale of its shareholding in Ping An Insurance (Group) Company of China, Ltd. to indirect wholly-owned subsidiaries of Charoen Pokphand Group Company Limited (the "Transaction"), which was the subject of an announcement by HSBC on 5 December 2012.

Having made such enquiry with respect to the Transaction as is reasonable in the circumstances, HSBC confirms that it is not aware of any information which must be announced to avoid a false market in HSBC's securities or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance.

HSBC further reaffirms that, on the basis of this enquiry, the information contained in the announcement of 5 December 2012 remains accurate.

This announcement is made by the order of HSBC. HSBC's Board of Directors collectively and individually accepts responsibility for the accuracy of this announcement.

By Order of the Board
R G Barber
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†,
R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†,
I J Mackay, Sir Simon Robertson† and J L Thornton†.

† Independent non-executive Director

Media enquiries to:
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                               Date: 10 January 2013